SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Scholastic Corporation

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

807066105

(CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 807066105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Richard Robinson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,378,622

	6.	Shared Voting Power 2,926,176

	7.	Sole Dispositive Power 3,378,622

	8.	Shared Dispositive Power 2,926,176

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,304,798

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 15.7%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Scholastic Corporation
	(b)	Address of Issuer's Principal Executive Offices 557 Broadway New York, New York 10012

Item 2.
	(a)	Name of Person Filing Richard Robinson
	(b)	Address of Principal Business Office or, if none, Residence 47 Woodside Avenue Westport, CT 06880
	(c)	Citizenship United States
	(d)	Title of Class of Securities Common Stock, par value $.01 per share
	(e)	CUSIP Number 807066105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: (see Note to Item 4(a))

Note to
Item 4(A):

                      Includes (A) 890,904 shares of Common Stock which are receivable upon conversion of 890,904 shares of Class A Stock, par value $.01 per share, owned by Richard Robinson and (B) 120,194 shares of Common Stock owned by the Richard Robinson and Helen Benham Charitable Fund as to which Mr. Robinson disclaims beneficial ownership.  Also includes shares owned by (C) the Trust under the Will of Maurice R. Robinson (the “Maurice R. Robinson Trust”), as follows: (i) 1,683,092 shares of Common Stock and (ii) 648,620 shares of Common Stock which are receivable upon conversion of 648,620 shares of Class A Stock, par value $.01 per share, and (D) the Trust under the Will of Florence L. Robinson (the “Florence L. Robinson Trust”), as follows: (i) 350,000 shares of Common Stock and (ii) 116,676 shares of Common Stock which are receivable upon conversion of 116,676 shares of Class A Stock, par value $.01 share. Richard Robinson, Barbara Robinson Buckland, Mary Sue Robinson Morrill and William W. Robinson are trustees of the Maurice R. Robinson Trust, with shared voting and investment power with respect to the shares of Common Stock and Class A Stock owned by the Maurice R. Robinson Trust, and Richard Robinson and Mary Sue Robinson Morrill are trustees of the Florence L. Robinson Trust, with shared voting and investment power with respect to the shares of Common Stock and Class A Stock owned by the Florence L. Robinson Trust.  The shares of Class A Stock are convertible into shares of Common Stock, at any time at the option of the holder thereof, on a share-for-share basis.  Also includes (E) 7,594 shares of Common Stock for which Mr. Robinson is custodian under a separate custodial account for one of his sons, (F) 20,342 shares of Common Stock with respect to which Mr. Robinson had voting rights at December 31, 2002 under the Scholastic 401(k) Savings and Retirement Plan, and (G) stock options issued to Mr. Robinson under which he has the right to acquire up to 1,014,152 shares of Common Stock.  Does not include 310,224 shares of Common Stock beneficially owned by Helen V. Benham, the wife of Richard Robinson, as to which Mr. Robinson disclaims beneficial ownership.

(b) Percent of class: 15.7%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 3,378,622
(ii) Shared power to vote or to direct the vote 2,926,176 (see Note to Item 4(a))
(iii) Sole power to dispose or to direct the disposition of 3,378,622
(iv) Shared power to dispose or to direct the disposition of 2,926,176 (see Note to Item 4(a))

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Each of the Richard Robinson and Helen Benham Charitable Fund, the Maurice R. Robinson Trust and the Florence L. Robinson Trust has the right to receive dividends from, or the proceeds from the sale of, the shares of Common Stock and Class A Stock referred to in the Note to Item 4(a) as being owned by it.  In addition, the right to receive dividends from, or the proceeds from the sale of, 7,594 shares of Common Stock accrues to Richard Robinson in his capacity as custodian under a separate custodial account for one of his sons.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2003
Date
/s/ Richard Robinson
Signature
Richard Robinson
Name/Title